September 6, 2018

Division of Corporation Finance
Office of Telecommunications
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-0306

Re:    AMC Networks Inc.
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed March 1, 2018
Form 10-Q for the Quarterly Period Ended June 30, 2018
Filed August 2, 2018
File No. 001-35106

Ladies and Gentlemen:

This letter responds to the comment letter from the Staff of the Securities and Exchange Commission (the “Staff”), dated August 21, 2018, concerning the Annual Report on Form 10-K for the fiscal year ended December 31, 2017 of AMC Networks Inc. (“we”, the “Company” or “AMC Networks”) filed on March 1, 2018 and the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2018.

The Company appreciates the efforts of the Staff in this review process. We acknowledge that we are responsible for the accuracy and adequacy of our disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

For reference purposes, the text of the Staff’s August 21, 2018 letter has been reproduced in this letter with the Company’s responses directly following the reproduced text.

Form 10-Q for the Quarterly Period Ended June 30, 2018
Content licensing revenue, page 7
1. Please provide us your analysis regarding identifying performance obligations in your content licensing arrangements. Tell us if these arrangements contain content libraries and, if so, how you have considered whether existing content and new content represent separate performance obligations. In addition, please clarify how you have considered judgments in determining both amounts allocated to and the timing of satisfaction of the related performance obligations. Refer to ASC 606-10-50-12 and ASC 606-10-50-17.

Company Response:
The nature of the Company’s performance obligation is a license to functional intellectual property because the licensee is granted a right to each season of a series as it exists at a point in time. The satisfaction of the Company’s performance obligation, and related recognition of revenue, occurs when the content is delivered to the licensee and the license period has begun.

The Company’s performance obligations in an original programming content license pertain to each distinct unit of content, which is generally each season of an episodic series. The Company typically delivers all episodes of a season for a series concurrently and the licensee’s rights to exploit the content is the same across all of the episodes. In most content licensing agreements, if the Company produces future seasons of a series, the licensee is required to license those future seasons. The Company concluded that the existing content license and future content license are distinct from each other and, therefore, represent separate performance obligations. This is because the licensee can benefit from its rights to existing content and the promise to transfer a license to future seasons is separately identifiable. This view is consistent with ASC 606-10-55-399A-J (Example 61A). The Company’s content licensing agreements are typically for a specific series, or a number of series, and are not for content libraries.

The license fee for each season is either: (i) a standard percentage of the production cost for the season or (ii) a fixed amount. The license fee based on production costs is considered variable consideration, however, the variability is typically resolved at the time the content is delivered and the license period has begun. The terms of the contractual fee for each season of a series is negotiated at contract inception with such fee being representative of stand-alone selling price. In determining whether the contractual fee is representative of stand-alone selling price, the Company considers observable pricing data when available, or, if there is no observable data, the Company uses an estimate of relative stand-alone selling price using a suitable method pursuant to ASC 606-10-32-34.

Subscription fee revenue, page 7
2. Please help us better understand the nature of services transferred to your customers within your affiliation agreements. Tell us if you have combined any services for the purposes of determining your performance obligations. Specifically address whether these arrangements contain a video-on-demand library. Please also describe the judgment used in determining both the timing of satisfaction and amounts allocated to each performance obligation. Refer to 606-10-50-12 and 606-10-50-17.

Company Response:
In an affiliation agreement, the Company’s programming is delivered to the distributor for a subscription fee, often on a continuous basis, through satellite or other forms of transmission (i.e., the linear feed). The nature of the Company’s promise to the distributor is that of a license to programming within the linear feed because the distributor takes control of the intellectual property to use in its consumer service. In addition to the delivery of a license to programming content by means of the linear feed, the Company typically provides free video-on-demand (“FVOD”) programming. The FVOD programming provided to distributors consists of the same functional intellectual property that is provided through the linear feed and is delivered contemporaneously with the linear feed. The FVOD programming that we provide to distributors does not include library content. Although the delivery method is different for the linear feed and FVOD offering, the Company concluded that the programming provided to distributors via both delivery methods is not distinct within the context of the contract. Consequently, the Company considers the combination of the linear feed and FVOD programming as a single performance obligation.

Some of the Company’s affiliation agreements also contain a promise to license past seasons or episodes of the Company’s original programming (i.e., distinct content that is no longer exhibited in the linear feed) for an additional fee. The Company’s consideration for the distinct content is a percentage of the fee the distributor charges to its subscriber. This fee represents stand-alone selling price based on consistency in pricing within industry standards.

The majority of the Company’s distribution revenues relate to sales-based and usage-based royalties which require no substantive judgments in determining the timing and amount of revenue. Please also refer to the Company’s response to comment 3 below for a description of the judgment used in determining both the timing of satisfaction and amounts allocated to performance obligations.

3. Please tell us your basis for recognizing revenue related to your fixed fee affiliation agreements based on the invoiced amount or on a straight-line basis. In this regard, tell us if you believe these arrangements contain a functional license of intellectual property.

Company Response:
As noted in our response to comment 2 above, the majority of the Company’s distribution revenues relate to sales-based and usage-based royalties because the subscription fee is based on a monthly rate applied to the number of the distributor’s subscribers who receive or can receive our programming.

We believe that the license to our linear programming as it exists at the continuous point in time of our transmission has significant stand-alone functionality and represents a functional license of intellectual property in our affiliation agreements. We further believe that the continuous satisfaction of our linear transmission performance obligation represents a stand-ready obligation satisfied over time. The specific programs to be delivered are not set out at the inception of the agreement and management later determines the programming included in the linear feed (subject to the terms of the affiliation agreement). Numerous factors are evaluated in making decisions about how to program the linear feed, including the cost of programming, viewing audience engagement, and the expected return on the program cost. The Company is constantly developing its programming which is delivered to the affiliate within the linear feed at unspecified times, amounts, and types (films, original series, syndicated series, specials, etc.). A contract to deliver unspecified items on a when-and-if-available basis is a stand-ready performance obligation. Therefore, we believe the Company’s promise to provide programming to distributors is a stand-ready promise to deliver future programming as it becomes available during the term, which is satisfied over-time.

Our fixed fee affiliation agreements are generally billed in monthly installments in a manner that is intended to depict the value to the customer of our performance. For a performance obligation satisfied over time, if an entity has a right to invoice a customer at an amount that corresponds directly with the value to the customer of the entity’s performance to date, the entity can elect to recognize revenue at that amount. This is commonly referred to as the “as-invoiced” expedient. In forming our basis for recognizing revenue related to our fixed fee affiliation agreements (either based on the invoiced amount or on a straight-line basis), we evaluate the terms of the related agreement to assess whether the amount that we have the right to invoice corresponds directly with the value to the customer of our performance to date. Such assessment considers, among other things, comparison to other affiliation agreements for our networks in the same markets (including other fixed fee and/or rate-per-subscriber agreements), renewal pricing, trends in rates charged by affiliates to consumers, general inflation, trends in programming costs, etc. When our analysis supports a conclusion that the amount that we have the right to invoice corresponds directly with the value to the customer, the as-invoiced expedient is applied. In fixed rate agreements where the as-invoiced expedient is not used, a straight-line recognition is considered appropriate as the measure of progress that faithfully depicts the Company’s progress towards satisfying its performance obligation is a time-based measure. This is because the Company provides a continuous, typically 24-hour per day, linear feed for its networks and because the VOD programming is substantially the same as the linear feed. As a result, the satisfaction of the performance obligation results in an even attribution of the fixed monthly fees (e.g. a straight-line revenue recognition pattern for the total amount of consideration, including annual changes in the fixed monthly fee, if any).

Note 2. Revenue Recognition
Advertising, page 8
4. We note certain advertising contracts have guarantees of audience member views. We also note your disclosure at the bottom of page 8 that a portion of the related revenue is deferred if the guaranteed ratings are not met. Please clarify if these guarantees are treated as variable consideration in determining your transaction price. Refer to ASC 606-10-32-5 and 606-10-50-20.

Company Response:
Guarantees in our advertising arrangements are not treated as variable consideration in determining the transaction price. Our advertising arrangements typically provide us fixed consideration due from the customer in exchange for a promise to deliver a defined number of units (commonly 15 second or 30 second commercial spots), to be aired over a defined time-period with a guaranteed viewer rating (or impressions). Once the number of units and price per unit are agreed to, there is no customer expectation that we “will accept an amount of consideration that is less than the price stated in the contract.” (ASC 606-10-32-7).

As documented on page 8 of our June 30, 2018 Form 10-Q, a contract liability is recognized to the extent the guaranteed viewer ratings attribute of our promise to the customer is not met, and is subsequently recognized as revenue either when the Company provides the required additional advertising or the guarantee obligation contractually expires, which is generally within one year.

If you have any questions, please contact Christian Wymbs, Chief Accounting Officer, at 646-273-3571 or Sean Sullivan, Chief Financial Officer, at 646-393-8135.

Sincerely,

/s/ Sean S. Sullivan
Sean S. Sullivan
Executive Vice President and
Chief Financial Officer

/s/ Christian B. Wymbs
Christian B. Wymbs
Executive Vice President and
Chief Accounting Officer

cc:     Carlos Pacho
Inessa Kessman
(Securities and Exchange Commission)

Joshua W. Sapan, President and Chief Executive Officer
James G. Gallagher, Executive Vice President and General Counsel
(AMC Networks Inc.)

John P. Mead, Esq.
(Sullivan & Cromwell LLP)

Michael Percent
(KPMG LLP)